ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

06007902

...GE COMMISSION
. 20549

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-40490

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banc of America Finance Services, Inc.

Official Use Only

FIRM ID. NO.

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian Polakoff (312) 234-3062
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive | Chicago | IL | 60606
(ADDRESS) Number and Street | City | State | Zip Code

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C. 203

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ian Polakoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Finance Services, Inc. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Margaret A. Farrell
Notary Public

"OFFICIAL SEAL"
MARGARET A. FARRELL
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8/24/2009

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Banc of America Finance Services, Incorporated

Statement of Financial Condition

December 31, 2005

Available for Public Use

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Banc of America Finance Services, Incorporated
(a wholly owned subsidiary of Bank of America
Corporation)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Finance Services, Incorporated (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, subsequent to November 1, 2005 the Company's primary business activity relates to stock borrow and loan transactions with related parties.

PricewaterhouseCoopers LLP

February 27, 2006

Banc of America Finance Services, Incorporated
(A Wholly Owned Subsidiary of Bank of America Corporation)

Statement of Financial Condition
December 31, 2005
(Dollars in Thousands)

Assets		
Cash and cash equivalents	$	99,618
Securities borrowed from affiliates (note 3)		4,039,323
Interest receivable		13,447
Other assets		11,372
Total assets	$	4,163,760
Liabilities and Stockholder's Equity		
Liabilities:		
Securities loaned to affiliates (note 3)	$	4,039,323
Interest payable		13,102
Income taxes payable		4,355
Accounts payable and accrued liabilities		4,269
Total liabilities		4,061,049
Stockholder's equity:		
Common stock ($1 par value; 100 shares authorized; 50 shares issued and outstanding), at stated value		1,400
Additional paid-in capital		43,076
Retained earnings		58,235
Total stockholder's equity		102,711
Total liabilities and stockholder's equity	$	4,163,760

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION

Banc of America Finance Services, Incorporated (the "Company"), formerly known as Banc of America Futures, Incorporated, a wholly owned subsidiary of Bank of America Corporation (the "Corporation"), is a registered broker-dealer and a futures commission merchant. On November 1, 2005, Banc of America Futures, Incorporated, transferred it's U.S. and Asian futures business, at book value, to Bank of America Securities LLC, an affiliated entity. Additionally, the Company's London futures business was transferred, at book value, to Banc of America Securities Limited, a European affiliated entity. As a result the Company withdrew their Futures Commission Merchant status in January 2006. Effective November 1, 2005 the Company's primary business activity relates to stock borrow and loan transactions with related parties.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are carried at fair value or at amounts that approximate fair value due to the short maturity of the instruments.

Income Taxes

The Company is included in the consolidated Federal and in certain combined state and local income tax returns filed by the Corporation and affiliates. Other state and local tax returns are filed according to the taxable activity of each entity. The consolidated and combined tax liabilities are settled among the companies as if each company had filed separate returns. Payments are made by those companies with net liabilities on a separate return basis. Companies with losses or excess credits on a separate return basis receive payment for the related tax benefits when they would be utilized in their separate returns or in the consolidated or combined returns.

Pursuant to tax sharing policies established by the Corporation, the Company is not required to record or pay any state taxes if their portion of the Corporation's combined tax liability of any state is below a defined threshold.

On July 14, 2005, the Financial Accounting Standards Board issued an exposure draft, "Accounting for Uncertain Tax Positions", a proposed interpretation of Statement of Financial

(Dollars in Thousands)

Accounting Standards No. 109, "Accounting for Income Taxes" (the proposed Interpretation). The proposed Interpretation, as modified by recent FASB deliberations, requires recognition of a tax benefit to the extent of Management's best estimate of the impact of a tax position, provided it is more likely than not that the tax position would be sustained based on its technical merits. The proposed Interpretation is expected to be effective January 1, 2007. Management is currently evaluating the effect of adopting the proposed Interpretation, which effect is required to be reflected as a change in the opening balance of retained earnings in the period of adoption.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are included in the Statement of Financial Condition at their contract values, which approximates fair value. Borrowing transactions require the Company to deposit cash as collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at the exchange rate on the transaction date.

NOTE 3. SECURITIES BORROWED AND LOANED

The Company conducts securities borrowed and securities loaned transactions on a back-to-back basis with affiliates. In addition, the Company may loan securities to customers under relationships established by Banc of America Securities LLC ("BAS"). For all securities loaned to customers, the Company simultaneously borrows the securities from BAS. There were no securities loaned to customers at December 31, 2005. At December 31, 2005, the contract value of securities borrowed and securities loaned transactions conducted on a back-to-back basis with affiliates was $4,039,323.

NOTE 4. CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires a broker-dealer that is also registered as a futures commission merchant to maintain adjusted net capital equal to or above the greater of its requirements under Rule 15c3-1, or 8 percent of domestic and foreign domiciled customer and 4 percent of non-customer risk maintenance margin/performance bond requirements for all domestic and foreign futures and options on futures contracts. The Company has elected the alternative method for calculation of the minimum net capital requirement under Rule 15c3-1. At December 31, 2005, the Company had adjusted net capital of $91,230, which was $90,980 in excess of the minimum required to be maintained.

(Dollars in Thousands)

Note 5. Income Taxes

As of December 31, 2005, the Company had a net deferred tax asset of $1. The asset is comprised primarily of differences between the financial and tax accounting treatment of depreciation of fixed assets and employee benefits.

At December 31, 2005, the Company had taxes payable to the Corporation of approximately $4,355, which is included in income taxes payable on the Statement of Financial Condition.

NOTE 6. RELATED PARTY TRANSACTIONS

Prior to November 1, 2005, the Company provides clearance services for the Corporation and other affiliates of the Corporation. At December 31, 2005, the Statement of Financial Condition includes the following balances between the Company, the Corporation and other affiliates of the Corporation:

Cash and cash equivalents	$	300
Securities borrowed from affiliates		4,039,323
Interest receivable		13,447
Other assets		11,347
Securities loaned to affiliates		4,039,323
Due to noncustomers and nonregulated customers, net		
Interest payable		13,447

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company maintains cash balances with financial institutions that exceeds the limits insured by the Federal Deposit Insurance Corporation in the amount of $99,417, of which $99,318 is on deposit with a single financial institution.

NOTE 8. EMPLOYEE BENEFITS

The Corporation has established qualified retirement plans covering all full-time, salaried employees and certain part-time employees of the Company. In addition to providing retirement benefits, the Corporation also provides health care and life insurance benefits for active and retired employees of the Company. Substantially all of the Company's employees may become eligible for post-retirement benefits of the Corporation if they reach early retirement age and have the required number of years of service while employed by the Company. Certain current

retirees are eligible for different benefits attributable to prior plans. The Corporation also maintains several defined contribution savings and profit sharing plans in which employees of the Company may participate. Certain employees of the Company also participate in the Corporation's stock-based compensation plans, which provide for the issuance of the Corporation stock related awards, such as stock options and restricted stock. Additional disclosures related to employee benefits are included in the 2005 Annual Report of Bank of America Corporation.